UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WMIH Corp. (f/k/a WMI Holdings Corp.)
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

92936P100
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-7113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 supplements and amends the Schedule 13D filed on January 7, 2015 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of WMIH Corp., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of WMIH Corp. (f/k/a WMI Holdings Corp.), a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(ii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(iii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(iv) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(v) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(vi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(vii) Henry R. Kravis, a United States citizen; and
(viii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (viii) are collectively referred to herein as the “Reporting Persons”).

KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

Each of Scott C. Nuttall, Joseph Y. Bae, William J. Janetschek and David J. Sorkin is a director of KKR Fund Holdings GP and KKR Group.

Each of Messrs. Nuttall, Bae, Janetschek and Sorkin is a United States citizen.

(b)
The address of the principal business office of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Nuttall, Bae, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following prior to the last paragraph thereof:

On May 11, 2015, the Issuer completed the Reincorporation, and Messrs. Tagar Olson and Paul Raether, each a designee of KKR, joined the Board. On March 16, 2017, Mr. Raether advised the Nominating and Corporate Governance Committee of the Board of his decision not to stand for reelection, and Christopher Harrington, a designee of KKR, was elected by the shareholders on June 1, 2017 as a director to replace Mr. Raether.

The information set forth in Item 6 of this Statement, including the description of the Charter Amendment and Letter Agreement, is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The Reporting Persons beneficially own an aggregate of 71,465,629 shares of Common Stock, which represent, in the aggregate, approximately, 25.7% of the outstanding shares of Common Stock.  The 71,465,629 shares of Common Stock consist of 1,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) held directly by KKR Fund Holdings convertible into 10,065,629 shares of Common Stock, and warrants exercisable for 61,400,000 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 206,714,132 shares of Common Stock outstanding as of November 1, 2017, as reported by the Issuer on its Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 9, 2017, and assumes that all 71,465,629 shares underlying such Series A Preferred Stock and warrants have been converted or exercised, as applicable, and are outstanding.

Each of KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Fund Holdings, and each disclaims beneficial ownership of the securities.

None of Messrs. Nuttall, Bae, Janetschek and Sorkin beneficially owns any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Charter Amendment

On December 8, 2017, the Issuer filed a certificate of amendment (the “Charter Amendment”) to its Amended and Restated Certificate of Incorporation (the “Existing Charter” and, as amended by the Charter Amendment, the “Amended Charter”). The Charter Amendment became effective on January 5, 2018 (the “Amendment Effective Time”) pursuant to the terms thereof.

The Charter Amendment amends certain terms of the Issuer’s issued and outstanding Series B Preferred Stock to, among other things:

•
extend the Mandatory Redemption Date (as defined in the Existing Charter) from January 5, 2018 to October 5, 2019 (subject to a six month extension in accordance with the terms of the Charter Amendment);

•
amend the Conversion Price (as defined in the Existing Charter) relating to a Mandatory Conversion (as defined in the Existing Charter) of the Series B Preferred Stock to $1.35 per share of the Issuer’s Common Stock;

•	change the quarterly 3.00% dividend payable in cash to a semi-annual 5.00% dividend payable in Common Stock (the “Regular Dividend”) when, as and if declared by the Issuer’s Board of Directors;

•
provide for a special distribution (the “Special Distribution”) of 19.04762 shares of Common Stock per share of Series B Preferred Stock upon the closing of any Acquisition (as defined in the Amended Charter); and

•
provide for a special stub dividend payable when, as and if declared by the Issuer’s Board of Directors in cash for dividends accruing on the Series B Preferred Stock payable in arrears for the period December 15, 2017 to January 4, 2018.

The foregoing description of the Charter Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Charter Amendment, which is included as Exhibit O to this Schedule 13D and is incorporated herein by reference.

Letter Agreement

In connection with the Charter Amendment, the Issuer entered into a Letter Agreement dated as of December 8, 2017 (the “Letter Agreement”) with KKR Fund Holdings L.P. and KKR Wand Investors L.P., pursuant to which for the period commencing on December 8, 2017 and ending on the date that is eighteen (18) months following the Amendment Effective Time, or July 5, 2019, for so long as KKR Fund Holdings L.P. has not transferred any, and together with the KKR Fund Holdings L.P.’s affiliates continues to beneficially own (with the unencumbered right to vote) all, of the Series A Preferred Stock it owned as of December 8, 2017, (2) KKR Fund Holdings L.P. has not transferred any, and together with its affiliates continues to beneficially own (with the unencumbered right to vote) all, Warrants it owned as of December 8, 2017 or any of the Common Stock issuable upon the exercise thereof, and (3) KKR Wand Investors L.P. has not transferred, in the aggregate, more than, and together with KKR Fund Holdings L.P. and its affiliates continues to beneficially own (with the unencumbered right to vote) at least, 50% of the Series B Preferred Stock it owned as of December 8, 2017, the Issuer has agreed that it will not enter into a definitive agreement with respect to any Target Acquisition (as defined in the Letter of Agreement) without the prior written consent of KKR Fund Holdings L.P.; provided, however, that if KKR Fund Holdings L.P. does not give written notice to the Issuer of its approval of, or objection to, a proposed Target Acquisition within five (5) business days of having received notice of the material definitive terms of such Target Acquisition, then KKR Fund Holdings L.P. is deemed to have approved such Target Acquisition and the Issuer may pursue such Target Acquisition.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of Letter Agreement, which is included as Exhibit P to this Schedule 13D and is incorporated herein by reference.

The “Registration Rights Agreement” Section of Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

In connection with the Charter Amendment, prior to the Amendment Effective Time, the Issuer agreed to enter into a first amendment (the “RRA Amendment”) to the Registration Rights Agreement, pursuant to which the Issuer will agree to use reasonable efforts to file a shelf registration statement (or, as permitted, an amendment to any existing shelf registration statement) with the SEC as promptly as practicable after the Amendment Effective Time, but no later than June 15, 2018, with respect to (i) resales of the shares of the Series B Preferred Stock that are Transfer Restricted Securities (as defined in the Registration Rights Agreement) and (ii) resales of the shares of Common Stock that are Transfer Restricted Securities and (a) issuable upon the conversion of shares of the Series B Preferred Stock, (b) issuable as a Regular Dividend and (c) issuable as a Special Distribution. As used hereafter, the term “Registration Rights Agreement” shall refer to the Registration Rights Agreement as amended by the RRA Amendment.

The foregoing description of the RRA Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of RRA Amendment, which is included as Exhibit Q to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit O	Charter Amendment (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on December 11, 2017). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit P	Letter Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on December 11, 2017). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit Q	RRA Amendment (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 5, 2018). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2018

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit O	Charter Amendment (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on December 11, 2017). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit P	Letter Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on December 11, 2017). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit Q	RRA Amendment (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 5, 2018). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.